FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of May, 2004



                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                        GRANITE MORTGAGES 03-2 PLC


                                        By: /s/  Clive Rakestrow
                                            ----------------------------------
                                        Name:   L.D.C. Securitisation Director
                                        No. 1 Limited by its authorized person
                                        Clive Rakestrow for and on its behalf
                                        Title:  Director
Date: July 8,  2004

                                        GRANITE FINANCE FUNDING LIMITED


                                        By: /s/  Jonathan David Rigby
                                            ----------------------------------
                                        Name:   Jonathan David Rigby
                                        Title:  Director
Date: July 8,  2004

                                        GRANITE FINANCE TRUSTEES LIMITED


                                        By: /s/  Daniel Le Blancq
                                            ----------------------------------
                                        Name:   Daniel Le Blancq
                                        Title:  Director
Date: July 8,  2004

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 03-2 PLC
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc and Granite Finance Funding Limited Period 1 May 2004 - 31 May 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                  246,272

Current Balance                                            (GBP)19,862,945,308

Last Months Closing Trust Assets                           (GBP)19,806,197,097

Funding share                                              (GBP)18,651,521,741

Funding Share Percentage                                           93.90%

Seller Share*                                              (GBP)1,211,423,567

Seller Share Percentage                                            6.10%

Minimum Seller Share (Amount)*                              (GBP)914,659,299

Minimum Seller Share (% of Total)                                  4.60%

Excess Spread last quarter annualised (% of Total)                 0.26%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

---------------------------------------------------------------------------------------------------------------
                          Number           Principal (GBP)        Arrears (GBP)          By Principal (%)

< 1 Month                242,575           19,579,277,969              0                      98.57%

> = 1 < 3 Months          3,058              237,766,147           2,029,804                  1.20%

> = 3 < 6 Months           496               35,949,117             880,304                   0.18%

> = 6 < 9 Months           121               8,412,998              375,190                   0.04%

> = 9 < 12 Months          18                1,207,581               76,246                   0.01%

> = 12 Months               4                 331,496                29,944                   0.00%

Total                    246,272          19,862,945,308           3,391,488                 100.00%
---------------------------------------------------------------------------------------------------------------


Properties in Possession

-------------------------------------------------------------------------------
                         Number            Principal (GBP)     Arrears (GBP)

Total (since inception)    169               9,344,253              450,853
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                              71

Number Brought Forward                                                57

Repossessed (Current Month)                                           14

Sold (since inception)                                                98

Sold (current month)                                                  13

Sale Price / Last Loan Valuation                                     1.11

Average Time from Possession to Sale (days)                          125

Average Arrears at Sale                                          (GBP)2,350

Average Principal Loss (Since inception)*                         (GBP)186

Average Principal Loss (current month)**                          (GBP)142

MIG Claims Submitted                                                  8

MIG Claims Outstanding                                                1

Average Time from Claim to Payment                                   59
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month.

Substitution

-------------------------------------------------------------------------------
                                              Number         Principal (GBP)

Substituted this period                       10,603        (GBP)999,998,805

Substituted to date (since 26 March 2001)     404,868      (GBP)32,424,779,771
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                              Monthly            Annualised

Current Month CPR Rate                         4.84%               44.67%

Previous Month CPR Rate                        5.13%               46.85%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                       23.46

Weighted Average Remaining Term (by value) Years                   20.20

Average Loan Size                                              (GBP)80,655

Weighted Average LTV (by value)                                   75.47%

Weighted Average Indexed LTV (by value)                           62.05%

Non Verified (by value)                                           30.78%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                           49.43%

Together (by balance)                                             25.83%

Capped (by balance)                                                1.32%

Variable (by balance)                                             20.54%

Tracker (by balance)                                               2.88%

Total                                                             100.0%
-------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------------------------
                       Number        % of Total           Value (GBP)          % of Total

East Anglia             5,129             2.08%           419,108,146             2.11%

East Midlands          17,750             7.21%         1,283,146,267             6.46%

Greater London         29,137            11.83%         3,899,096,164            19.63%

North                  30,694            12.46%         1,636,706,693             8.24%

North West             34,055            13.83%         2,192,869,162            11.04%

Scotland               24,507             9.95%         1,507,597,549             7.59%

South East             35,772            14.53%         3,962,657,589            19.95%

South West             15,733             6.39%         1,410,269,117             7.10%

Wales                  10,514             4.27%           659,449,784             3.32%

West Midlands          16,280             6.61%         1,229,516,315             6.19%

Yorkshire              26,701            10.84%         1,660,542,228             8.36%

Total                 246,272              100%        19,862,945,308              100%
------------------------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------------------------
                                         Number          Value (GBP)             % of Total

0% < 25%                                  8,048          311,848,241               1.57%

> = 25% < 50%                            28,178        1,976,363,058               9.95%

> = 50% < 60%                            18,163        1,551,296,029               7.81%

> = 60% < 65%                            10,755          973,284,320               4.90%

> = 65% < 70%                            12,404        1,158,009,711               5.83%

> = 70% < 75%                            17,795        1,608,898,570               8.10%

> = 75% < 80%                            18,711        1,976,363,058               9.95%

> = 80% < 85%                            25,336        2,482,868,164              12.50%

> = 85% < 90%                            36,645        2,814,579,350              14.17%

> = 90% < 95%                            53,644        3,901,082,458              19.64%

> = 95% < 100%                           16,434        1,100,407,170               5.54%

> = 100%                                    159            7,945,178               0.04%

Total                                   246,272       19,862,945,308              100.0%
------------------------------------------------------------------------------------------------

Repayment Method

------------------------------------------------------------------------------------------------
                                        Number           Value (GBP)            % of Total

Endowment                               30,705         2,244,512,820              11.30%

Interest Only                           27,611         3,702,453,005              18.64%

Pension Policy                             676            67,534,014               0.34%

Personal Equity Plan                     1,342            97,328,432               0.49%

Repayment                              185,938        13,751,117,037              69.23%

Total                                  246,272        19,862,945,308             100.00%
------------------------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------------------------
                                        Number          Value (GBP)             % of Total

Full Time                              217,376        16,573,641,565              83.44%

Part Time                                3,047           178,766,508               0.90%

Retired                                    508            15,890,356               0.08%

Self Employed                           22,954         2,983,414,385              15.02%

Other                                    2,387           111,232,494               0.56%

Total                                  246,272        19,862,945,308             100.00%
------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                         6.29%

Effective Date of Change                                1 May 2004
-------------------------------------------------------------------------------

Notes   Granite Mortgages 03-2 plc

------------------------------------------------------------------------------------------------------------------------
                        Outstanding                 Rating             Reference Rate           Margin
                                               Moodys/S&P/Fitch

Series 1

A1                     $557,668,690              Aaa/AAA/AAA                1.23%                0.08%

A2                   $1,006,000,000              Aaa/AAA/AAA                1.31%                0.16%

A3                     $500,000,000              Aaa/AAA/AAA                1.40%                0.25%

B                       $76,500,000               Aa3/AA/AA                 1.64%                0.49%

C                       $10,500,000             Baa2/BBB/BBB                2.70%                1.55%

Series 2

A                   (euro)300,000,000            Aaa/AAA/AAA                2.30%                 0.25%

B                    (euro)72,900,000             Aa3/AA/AA                 2.54%                 0.49%

M                    (euro)52,300,000              A2/A/A                   2.80%                 0.75%

C1                   (euro)16,000,000           Baa2/BBB/BBB                5.20%           Fixed until 07/10

C2                   (euro)65,500,000           Baa2/BBB/BBB                3.60%                 1.55%

Series 3

A                    (GBP)352,280,000           Aaa/AAA/AAA                 4.625%          Fixed until 07/10

C                     (GBP)15,000,000           Baa2/BBB/BBB                5.93%                  1.55%
------------------------------------------------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------------------------------------------------
                                                                                          % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)                                 (GBP)137,050,418             6.63%

Class C Notes ((GBP)Equivalent)                                        (GBP)79,770,314             3.86%

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                             % of Funding Share

Class B and M Notes ((GBP)Equivalent)                                 (GBP)137,050,418             0.73%

Class C Notes ((GBP)Equivalent)                                        (GBP)79,770,314             0.43%

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-2 Reserve Fund Requirement                        (GBP)35,000,000             0.19%

Balance Brought Forward                                                (GBP)20,267,627             0.11%

Drawings this Period                                                       (GBP)0                  0.00%

Excess Spread this Period                                               (GBP)1,956,753             0.01%

Funding Reserve Fund Top-up this Period*                                   (GBP)0                  0.00%

Current Balance                                                        (GBP)22,224,380             0.12%
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                               (GBP)53,700,000              0.29%

Funding Reserve %                                                            1.0%                    NA
------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.